Exhibit 99.1

SAP INTERIM REPORT
JANUARY — SEPTEMBER 2004

PRELIMINARY NOTES

FORWARD-LOOKING STATEMENTS

     Any statements contained in the review of operations that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “assume”, “believe”, “counting on”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “is confident”, “may”, “plan”, “predict”, “project”, “should”, “target”, “wants”, “will” and “would” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (SEC), including SAP’s most recent annual report on Form 20-F for 2003 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

NON-GAAP MEASURES

     The quarterly report discloses certain financial measures, such as pro-forma EBITDA, pro-forma operating income and pro-forma expenses, pro-forma net income and pro-forma earnings per share (EPS). These measures are not prepared in accordance with generally accepted accounting principles and are therefore considered non-GAAP financial measures. The non-GAAP measures included in this annual report are reconciled to the nearest U.S. GAAP measure, as is required under SEC rules regarding the use of non-GAAP financial measures. However the non-GAAP measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro-forma measures used by SAP may be different from pro-forma measures used by other companies.

     Management believes that pro-forma EBITDA is a widely accepted supplemental measure of evaluating operating performance and liquidity among companies. Further management believes that pro-forma operating income, pro-forma expenses, pro-forma net income and pro-forma EPS provide supplemental meaningful information to the investor to fully assess the financial performance of our core operations. The pro-forma operating measures disclosed are the same SAP uses in its internal management reporting and as criteria for variable elements of management compensation.

     Eliminated expenses in pro-forma expenses, pro-forma operating income, pro-forma net income, and pro-forma EPS are defined as follows:

•	Stock-based compensation includes expenses for stock-based compensation as defined under U.S. GAAP (STAR, LTI and SOP) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. Management excludes stock-based compensation expenses because SAP has no direct influence over the actual expense of these awards once the Company enters into stock-based compensation plans.

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions.

•	Impairment-related charges include other-than-temporary impairment charges on minority equity investments.

     Pro-forma expenses and pro-forma operating income reconcile to the nearest U.S. GAAP measure as follows:

RECONCILIATION 3RD QUARTER
in € million l unaudited

		Stock-based	Acquisition-
	U.S. GAAP	compensation	related charges	Pro-forma
2004
Cost of product	192	0	5	187
Cost of service	434	3	3	428
Research and development	240	2	0	238
Sales and marketing	356	2	0	354
General and administration	91	-1	0	92
Operating income	461	6	8	475
2003
Cost of product	201	0	5	196
Cost of service	413	2	0	411
Research and development	222	2	1	219
Sales and marketing	328	1	0	327
General and administration	82	-1	0	83
Operating income	413	4	6	423

RECONCILIATION NINE MONTHS ENDED SEPTEMBER 30
in € million l unaudited

		Stock-based	Acquisition-
	U.S. GAAP	compensation	related charges	Pro-forma
2004
Cost of product	574	0	16	558
Cost of service	1,274	13	4	1,257
Research and development	732	6	1	725
Sales and marketing	1,081	6	0	1,075
General and administration	265	4	0	261
Operating income	1,185	29	21	1,235
2003
Cost of product	574	3	16	555
Cost of service	1,257	10	0	1,247
Research and development	681	13	2	666
Sales and marketing	993	10	0	983
General and administration	255	10	0	245
Operating income	1,051	46	18	1,115

     A reconciliation of pro-forma net income, pro-forma EPS and pro-forma EBITDA figures is provided in the additional information to the consolidated income statements.

     In addition, management gives guidance based on non-GAAP financial measures as defined above. Management does not provide its guidance on operating margin and earnings per share based on GAAP measures because these measures include expenses like stock-based compensation, impairment-related charges, and acquisition-related charges. Management views these expenses as less meaningful in assessing the financial performance of SAP’s core operations, or they are factors outside management’s control, dependent on SAP’s share price or the share price of companies we acquire or in which we invest.

LISTINGS

     SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each worth one-fourth of an ordinary share, trade on the New York Stock Exchange under the symbol “SAP”. SAP is a component of the DAX, the index of 30 German blue chip companies.

     Information on the SAP ordinary shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG’s home page: www.sap.com.

REVIEW OF OPERATIONS

BUSINESS IN THE 3RD QUARTER 2004

ROBUST GLOBAL ECONOMY DESPITE HIGHER OIL PRICES The main influence on the global economy in the third quarter of 2004 was the constant rise in oil prices. Oil prices are certainly increasing costs as well as significantly reducing the purchasing power of private households. However, this had not yet had a negative impact in the third quarter. The economists at Dresdner Bank believe worldwide economic growth is robust enough to withstand the difficulties caused by oil prices in the short to medium term. Worldwide economic growth is predicted to be 4% to 4.5% this year. In 2005, it is likely to be half to one percentage point lower. According to Citigroup, the growth rate is thus still above its long-term average. One source of stability is the international financial markets, where interest rates are already reflecting the somewhat subdued economic activity.

     The U.S. economy is losing dynamism due to the higher oil prices combined with large budget and current account deficits. Economic growth in the United States is predicted to be 4% this year but analysts estimate that this figure will drop below 3.5% next year.

     Economists predict that the economy in Asia will also slow down in 2005 — though not so much. A slight cooling of the boom in China is even seen as beneficial. Some experts had expected the economy to overheat but this seems to have been averted for the time being. However, the downward trend is particularly strong in Japan. Growth rates in the coming year are forecast to drop to 2% — half of what they were in the previous period.

     In contrast, the European economy is showing itself to be comparatively hardy. Analysts estimate that GDP in the euro zone will grow more than 2% next year. This is slightly more than in this year. In Germany, economic growth is forecast to be only slightly less than the estimated 2% growth for 2004 due to continuing strong exports.

VARYING GROWTH RATES WITHIN THE SOFTWARE INDUSTRY

     Trends in the software industry reflect the economy as a whole. A continuing robust global economy could provide stimulus because the better it is, the higher the growth in the technology sector. However, according to Goldman Sachs’ current forecast, companies are still postponing large IT purchases to protect their liquidity.

     If economic conditions restrict the demand for enterprise software, the only way to grow in 2005 will be to increase market share and offer new products. The current move from rather monolithic applications to a completely new flexible software architecture brings with it both opportunities and risks. According to U.S. investment bank J.P. Morgan, integrated platform application systems are the successors to the Internet era. This will open up growth prospects, provided the challenges are evaluated correctly and solutions are tailored to market requirements.

     Enterprise software for small and midsize businesses (SMBs) occupies a special position. SMBs are a long way behind so IT analysts are predicting 5% to 10% annual growth in this segment in the near future. In contrast, the enterprise software market as a whole is only expected to grow between 3% and 5% in 2005.

BUSINESS AT SAP

Revenues Software revenues were €491 million (2003: €433 million), representing an increase of 13% compared to the same period in 2003. At constant currencies1), software revenues increased 17% year-over-year.

     Software revenues in the EMEA region increased 24% to €249 million (2003: €201 million). At constant currencies1), software revenues in the EMEA region increased 24% year-over-year.

     Software revenues in the U.S. increased 6% to €149 million (2003: €140 million). At constant currencies1), software revenues in the U.S. increased 15% year-over-year.

     Total revenues were €1.8 billion (2003: €1.7 billion), which was an increase of 8% compared to the third quarter of 2003. At constant currencies1), total revenues increased 11% year-over-year.

     In the third quarter, SAP demonstrated strong momentum, announcing major deals in all key regions. These included in the Americas Allergan, Bose, CenturyTel Service Group, Clark County, and HP; in EMEA Hypo Real Estate Bank, InBev, Innovia, and GE SeaCo; and in Asia Pacific Adventech, Indian Oil, Woongjin and Sinopec.

Income Operating income was €461 million (2003: €413 million), which was an increase of 12% compared to the same period last year. Pro-forma operating income was €475 million (2003: €423 million), representing an increase of 12% year-over-year.

     The operating margin was 26%, which was up one percentage point year-over-year. The pro-forma operating margin was 27%, which increased by 1 percentage point compared to the third quarter of 2003.

     Net income was €291 million (2003: €252 million), or €0.94 per share (2003: €0.81 per share), representing an increase of 15% compared to the third quarter of 2003. Pro-forma net income was €302 million (2003: €260 million), or pro-forma €0.97 per share (2003: €0.84 per share), representing an increase of 16% compared to the same period in 2003.

1)	Constant currency data excludes the impact of currency exchange rates.

Peer Group Share With approximately $609 million in software revenues on a quarter-end U.S. dollar exchange rate basis, SAP continued to gain worldwide share against its peer group2). On a rolling four quarter basis, the Company’s worldwide share against its peer group based on software revenues was 56% at the end of the third quarter of 2004 compared to 53% at the end of the third quarter of 2003.

     On a rolling four quarter basis, the Company’s U.S. share against its peer group (defined as SAP and the four companies mentioned in footnote3)) based on software revenues was 38% at the end of the third quarter of 2004 compared to 32% at the end of the third quarter of 2003.

Regional performance As was expected toward the second half of the year, the EMEA region experienced increased software revenue growth. In the third quarter, software revenues in EMEA grew 24% year-over-year helped by good execution throughout most countries in Europe. The Company continued to see steady growth in Germany with a 9% year-over-year increase in software revenues. In the U.S., software revenues increased 6%, but 15% at constant currencies. The continued solid performance in the U.S. comes on top of very strong growth reported in the third quarter of 2003. The APA region recorded another very good quarter with 23% growth in software revenues (30% at constant currencies). Excluding Japan, in which software revenues were down 25% (22% at constant currencies), the APA region’s performance was even better due to continued rapid growth in the emerging market countries of Asia. Japan’s year-over-year decline in software revenues was partly the result of a continued sales force realignment taking place in the Japanese organization.

KEY FIGURES AT A GLANCE SAP GROUP
in € millions | unaudited

			Change	Change
	Q3 2004	Q3 2003	total	in %
Revenues	1,776	1,652	124	8
Software revenues	491	433	58	13
Income before taxes	465	425	40	9
Net income	291	252	39	15
Headcount, in full-time equivalents (September 30)	31,582	29,165	2,417	8

SOFTWARE REVENUE BY REGION SAP GROUP
in € millions | unaudited

			Change	Change
	Q3 2004	Q3 2003	total	in %
Total	491	433	58	13
— at constant currency rates				17
EMEA	249	201	48	24
— at constant currency rates				24
Americas	173	176	-3	-2
— at constant currency rates				6
Asia Pacific	69	56	13	23
— at constant currency rates				30

2)	Beginning in the first quarter of 2004, the Company’s peer group changed, better reflecting what SAP believes it to be its peer group of major global business applications providers. Worldwide share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. is based on comparable software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used). SAP’s results have been converted into U.S. dollars. Until the end of 2003, SAP considered its peer group to be i2 Technologies, Inc., Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. Based on the peer group used in 2003, SAP’s share would have been 62% in the third quarter of 2004.

3)	Beginning in the first quarter of 2004, the Company’s peer group changed, better reflecting what SAP believes it to be its peer group of major global business applications providers. U.S. share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. is based on comparable U.S. software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used, and for some vendors U.S. software revenues are estimated). SAP’s results have been converted into U.S. dollars. Until the end of 2003, SAP considered its peer group to be i2 Technologies, Inc., Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. Based on the peer group used in 2003, SAP’s share would have been 43% in the third quarter of 2004.

REVIEW OF OPERATIONS

BUSINESS IN THE FIRST NINE MONTHS 2004

REVENUES Nine months software revenues were €1.4 billion (2003: €1.2 billion), representing an increase of 12% compared to the same period in 2003. At constant currencies1), software revenues increased 15% for the nine months period.

     Total revenues for the first nine months were €5.1 billion (2003: €4.8 billion), which was an increase of 6% compared to the same period in 2003. At constant currencies1), total revenues increased 10% for the nine month period.

INCOME Operating income for the nine months period was €1.2 billion (2003: €1.1 billion), which was an increase of 13% compared to the same period last year. Pro-forma operating income was €1.2 billion (2003: €1.1 billion) for the first nine months, representing an increase of 11% compared to the same period in 2003.

     The operating margin for the nine months ended September 30, 2004 was 23%, which was up one percentage point compared to the nine months ended September 30, 2003. The pro-forma operating margin for the 2004 nine month period was 24%, which represented an increase of one percentage point compared to the same period in 2003.

     Net income for the 2004 nine month period was €769 million (2003: €657 million), or €2.47 per share (2003: €2.11 per share), representing an increase of 17% compared to the 2003 nine months period. 2004 nine months pro-forma net income was €804 million (2003: €713 million), or pro-forma €2.59 earnings per share (2003: €2.29 per share), representing an increase of 13% compared to the first nine months of 2003.

FINANCIAL POSITION

     The Company disposed of €2,728 million net cash at September 30, 2004 (September 30, 2003: €1,778 million).

     The total assets amounted to €6,870 million at September 30, 2004 whereas this amount was €6,326 million at December 31, 2003. The capital expenditure consists mainly of buildings, office and business equipment, vehicle and hardware equipment.

     SAP AG agreed on a €1 billion syndicated multi-currency revolving credit facility through a group of banks led by ABN AMRO Bank, BNP Paribas, Deutsche Bank and J.P. Morgan. This credit facility provides additional liquidity to SAP, but the Company does not currently intend to draw down the facility. The planned credit facility has a five-year maturity and is arranged in addition to the existing short-term credit facilities of SAP AG.

RESEARCH AND DEVELOPMENT

     SAP’s success depends on delivering innovative solutions that truly improve customers’ business processes. That is why continued development of its solution offerings was again the Company’s trump card in 2004. SAP has resolved not to allow any cost-containment measures to jeopardize its strength as an innovator. Among others, SAP succesfully launched the new solution SAP for Insurance Policy Management.

     R&D expenses (excluding expenses for stock-based compensation and acquisition-related charges) increased 9% to €725 million in the first nine months 2004 (Q3: €239 million) compared to €666 million of the first nine months 2003 (Q3: €219 million) despite the Company’s pursuit of operating margin improvement.

     Underscoring SAP’s commitment to development, the portion of its total revenue that the Company spent on R&D (excluding expenses for stock-based compensation and acquisition-related charges) rose to 14.2% (2003: 13.8%) and, measured in FTEs, the number of employees working in development teams rose in the first nine months 2004 to 9,570 (2003: 8,583).

     SAP called for an open discourse on RFID and Data Privacy. SAP is driving an initiative to bring together industry and business leaders, political representatives, IT vendors and privacy advocates to address concerns about privacy issues that are impeding widespread RFID adoption and subsequently the development of the technology itself. The first discussion took place at SAP’s Berlin, Germany, offices. Further SAP-hosted RFID panel discussions are planned for the coming months and will also run in conjunction with key trade events such as National Manufacturing Week, taking place next year in Chicago, Illinois and CeBIT 2005, being held in Hanover, Germany.

     SAP and Kimberly-Clark Corporation announced a strategic development initiative to create a new marketing resource management (MRM) platform for consumer goods companies that will automate the most time-consuming administrative tasks within marketing. SAP, with Kimberly-Clark’s industry expertise, will build upon the marketing and brand equity management capabilities currently available within mySAP Customer Relationship Management (mySAP CRM) to create new functionality that further automates the processes of planning, budgeting, developing, executing and measuring marketing efforts.

     SAP America, Inc. and Automatic Data Processing, Inc. (ADP), a leading provider of integrated outsourced payroll and human resources services, announced a partnership agreement that will enable businesses to manage HR and payroll functions through SAP® Business One Companies or subsidiaries of larger enterprises will be able to easily conduct payroll and HR tasks with SAP Business One via an interface with ADP’s payroll and HR solutions.

EMPLOYEES

     As of September 30, 2004, the number of employees (in full-time equivalents) increased by 1,972 to 31,582 since December 31, 2003. 13,352 employees worked in Germany and 18,230 in other countries.

EMPLOYEES
in full-time equivalents

			Absolute
	09/30/2004	06/30/2004	change
Research & Development	9,570	9,269	301
Service & Support	13,281	13,139	142
Sales & Marketing	5,513	5,374	139
General & Administration	3,218	3,163	55

SAP Group	31,582	30,945	637

COMPANY STRUCTURE AND ORGANIZATION

     SAP opened its new SAP Global Support Center (GSC) in Dalian, China. The GSC China will become the primary hub for delivering services and support to SAP customers in Asia Pacific countries including China, Japan and Korea. More than 4,200 SAP customers throughout the Asia-Pacific region will benefit from a highly skilled workforce providing support in the customers’ native language.

     SAP acquired substantially all of A2i, Inc., a privately held software company, to broaden the master data management capabilities of the SAP NetWeaver open integration and application platform.

MARKET CAPITALIZATION AND SAP SHARE

     The SAP share closed on September 30, 2004 at 125,10 € (XETRA). Thus, SAP’s market capitalization excluding treasury share reached €38.856 billion at the end of the third quarter 2004. Since the beginning of the year, SAP’s stock lost approximately 6% in value. Since June 30, the share price fell approximately 8%. The German DAX fell approximately 4% in the third quarter 2004; the Dow Jones EURO STOXX 50 lost approximately 3% in value and Goldman Sachs Software Index decreased by 9% over the same period.

BUSINESS OUTLOOK

     The Company provided an update on its outlook for 2004.

     The Company continues to expect full-year 2004 software revenues to increase by around 10% compared to 2003. Accordingly, the Company expects fourth quarter 2004 software revenues to increase in a range of 7% to 8% compared to the fourth quarter of 2003.

     The Company continues to expect the full-year 2004 pro forma operating margin, which excludes stock-based compensation and acquisition-related charges, to increase by around one percentage point compared to 2003.

     The Company continues to expect full-year 2004 pro forma earnings per share, which excludes stock-based compensation, acquisition-related charges and impairment-related charges, to be in the range of €4.20 to €4.30 per share.

     The outlook is based on an assumed U.S. Dollar to Euro exchange rate of $1.22 per €1.00 (previously $1.25 per €1.00).

INTERIM FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS SAP GROUP 3RD QUARTER
in € millions | unaudited

			Change
	2004	2003	in %
Software revenue	491	433	13
Maintenance revenue	720	655	10
Product revenue	1,211	1,088	11
Consulting revenue	482	479	1
Training revenue	75	71	6
Service revenue	557	550	1
Other revenue	8	14	- 43

Total revenue	1,776	1,652	8

Cost of product	- 192	- 201	- 4
Cost of service	- 434	- 413	5
Research and development	- 240	- 222	8
Sales and marketing	- 356	- 328	9
General and administration	- 91	- 82	11
Other income/expenses, net	- 2	7	- 129

Total operating expense	- 1,315	- 1,239	6

Operating income	461	413	12
Other non-operating income/expenses, net	5	0	n. a.
Financial income, net	- 1	12	- 108
Income before income taxes	465	425	9
Income taxes	- 173	- 171	1
Minority interest	- 1	- 2	- 50
Net income	291	252	15
Basic earnings per share (in €)	0.94	0.81	15

CONSOLIDATED INCOME STATEMENTS SAP GROUP NINE MONTHS ENDED SEPTEMBER 30
in € millions | unaudited

			Change
	2004	2003	in %
Software revenue	1,358	1,216	12
Maintenance revenue	2,084	1,896	10
Product revenue	3,442	3,112	11
Consulting revenue	1,411	1,434	- 2
Training revenue	223	223	0
Service revenue	1,634	1,657	- 1
Other revenue	37	41	- 10

Total revenue	5,113	4,810	6

Cost of product	- 574	- 574	0
Cost of service	- 1,274	- 1,257	1
Research and development	- 732	- 681	7
Sales and marketing	- 1,081	- 993	9
General and administration	- 265	- 255	4
Other income/expenses, net	- 2	1	- 300

Total operating expense	- 3,928	- 3,759	4

Operating income	1,185	1,051	13
Other non-operating income/expenses, net	- 1	12	- 108
Financial income, net	36	20	80
Income before income taxes	1,220	1,083	13
Income taxes	- 447	- 421	6
Minority interest	- 4	- 5	- 20
Net income	769	657	17
Basic earnings per share (in €)	2.47	2.11	17

CONSOLIDATED BALANCE SHEETS SAP GROUP
in € millions | unaudited

			Change
	09/30/2004	12/31/2003	in %
Assets
Intangible assets	541	421	29
Property, plant and equipment	1,002	1,020	-2
Financial assets	157	168	-7
Fixed assets	1,700	1,609	6

Accounts receivables	1,539	1,771	-13
Inventories and other assets	478	516	-7
Liquid assets/marketable securities	2,834	2,097	35
Current assets	4,851	4,384	11

Deferred taxes	187	265	-29

Prepaid expenses	132	68	94

Total assets	6,870	6,326	9

Shareholders’ equity and liabilities
Shareholders’ equity	4,124	3,709	11
Minority interest	20	59	-66
Reserves and accrued liabilities	1,520	1,567	-3
Other liabilities	639	686	-7
Deferred income	567	305	86

Total shareholders’ equity and liabilities	6,870	6,326	9

Days sales outstanding	73	76

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
in € millions | unaudited

					Other
	Subscribed	Treasury	Additional	Retained	comprehensive	Total
	capital	stock	paid-in capital	earnings	income/loss	equity
01/01/2003	315	-373	185	2,871	-126	2,872
Net income				657		657
Dividends paid				-186		-186
Change in treasury stock		-88				-88
Currency translation adjustment					-76	-76
Unrealized gains on marketable securities					16	16
Unrealized losses on cash flow hedges					4	4
Unrealized losses on STAR hedges					8	8
Stock-based compensation			34			34
Convertible bonds & stock options exercised			8			8
Other changes			-3		2	-1

09/30/2003	315	-461	224	3,342	-172	3,248

01/01/2004	315	-462	297	3,761	-202	3,709
Net income				769		769
Dividends paid				-249		-249
Change in treasury stock		-108				-108
Currency translation adjustment					1	1
Unrealized gains on marketable securities					-10	-10
Unrealized losses on cash flow hedges					-9	-9
Unrealized losses on STAR hedges					-13	-13
Stock-based compensation						0
Convertible bonds & stock options exercised	1		19			20
Other changes			5	2	7	14

09/30/2004	316	-570	321	4,283	-226	4,124

INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS SAP GROUP NINE MONTHS ENDED SEPTEMBER 30
in € millions | unaudited

	2004	2003
Net income	769	657
Minority interest	4	5

Net income before minority interest	773	662

Depreciation and amortization	153	153
Gains on disposal of property, plant and equipment and marketable equity securities, net	-14	-1
Write-downs of financial assets, net	7	8
Impacts of hedging	0	4
Change in accounts receivable and other assets	288	404
Change in deferred stock compensation	0	34
Change in reserves and liabilities	-66	-453
Change in deferred taxes	6	64
Change in other current assets	-72	-23
Change in deferred income	263	186

Net cash provided by operating activities	1,338	1,038

Acquisition of minorities in subsidiaries	-167	-9
Purchase of intangible assets and property, plant and equipment	-136	-153
Purchase of financial assets	-34	-12
Proceeds from disposal of fixed assets	57	19
Change in liquid assets (maturities greater than 90 days) and marketable securities	-359	-662

Net cash used in investing activities	-639	-817

Dividends paid	-249	-186
Change in treasury stock	-108	-88
Change in bonds, net	17	7
Other changes to additional paid-in-capital	6	-3
Proceeds from line of credit and long-term debt	57	9
Effect of STAR-hedges	-43	-22

Net cash used in financing activities	-320	-283

Effect of foreign exchange rates on cash	-1	-24

Net increase in cash and cash equivalents	378	-86

Cash and cash equivalents at the beginning of the period	1,340	1,122
Cash and cash equivalents at the end of the period	1,718	1,036

ADDITIONAL INFORMATION 3RD QUARTER
in € millions | unaudited

			Change
	2004	2003	in %
Pro-forma EBITDA reconciliation

Net income	291	252	15
Minority interest	1	2	-50
Income taxes	173	171	1

Net income before income taxes	465	425	9
Financial income, net	1	-12	-108
Other non-operating income/expenses, net	-5	0	n.a.
Operating income	461	413	12
Depreciation & amortization	53	51	4

Pro-forma EBITDA	514	464	11
as a % of sales	29%	28%

Pro-forma operating income reconciliation

Operating Income	461	413	12
LTI/STAR	6	2	200
Settlement of stock-based compensation programs	0	2	-100
Total stock-based compensation	6	4	50
Acquisition-related charges	8	6	33

Pro-forma operating income excluding stock-based compensation & acquisition-related charges	475	423	12

Financial income, net	-1	12	n.a.
thereof impairment-related charges	-2	-2	0

Income before income taxes	465	425	9
Income taxes	173	171	1
Effective tax rate	37%	40%

Pro-forma net income reconciliation

Net income	291	252	15

Stock-based compensation, net of tax	4	2	100
Acquisition-related charges, net of tax	5	4	25
Impairment-related charges, net of tax	2	2	0

Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	302	260	16

Pro-forma EPS reconciliation
Earnings per share (in €)	0.94	0.81	15
Stock-based compensation	0.01	0.01	100
Acquisition-related charges	0.02	0.01	25
Impairment-related charges	0.00	0.01	0

Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)	0.97	0.84	16

Weighted average number of shares (in thousands)	310,784	310,680

INTERIM FINANCIAL STATEMENTS

ADDITIONAL INFORMATION NINE MONTHS ENDED SEPTEMBER 30
in € millions | unaudited

			Change
	2004	2003	in %
Pro-forma EBITDA reconciliation

Net income	769	657	17

Minority interest	4	5	-20
Income taxes	447	421	6

Net income before income taxes	1,220	1,083	13
Financial income, net	-36	-20	80
Other non-operating income/expenses, net	1	-12	-108

Operating income	1,185	1,051	13
Depreciation & amortization	153	153	0

Pro-forma EBITDA	1,338	1,204	11
as a % of sales	26%	25%

Pro-forma operating income reconciliation

Operating income	1,185	1,051	13

LTI/STAR	28	42	-33
Settlement of stock-based compensation programs	1	4	-75
Total stock-based compensation	29	46	-37
Acquisition-related charges	21	18	17

Pro-forma operating income excluding stock-based compensation & acquisition-related charges	1,235	1,115	11

Financial income, net	36	20	80
thereof impairment-related charges	-3	-14	-79

Income before income taxes	1,220	1,083	13
Income taxes	447	421	6
Effective tax rate	37%	39%

Pro-forma net income reconciliation

Net income	769	657	17

Stock-based compensation, net of tax	19	31	-39
Acquisition-related charges, net of tax	13	11	18
Impairment-related charges, net of tax	3	14	-79

Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	804	713	13

Pro-forma EPS reconciliation

Earnings per share (in €)	2.47	2.11	17
Stock-based compensation (in €)	0.06	0.10	-39
Acquisition-related charges (in €)	0.05	0.04	18
Impairment-related charges (in €)	0.01	0.04	-79

Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)	2.59	2.29	13

Weighted average number of shares (in thousands)	310,857	310,791

NOTES TO THE INTERIM FINANCIAL STATEMENTS

GENERAL The consolidated financial statements of the SAP Aktien-gesellschaft Systeme, Anwendungen, Produkte in der Datenverar-beitung (“SAP AG”), together with its subsidiaries (collectively, “SAP”, the “Group”, or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The quarterly financial statements comprise an abbreviated profit and loss statement, balance sheet, cash flow statement and development of equity statement. The interim financial statements as per September 30, 2004 were prepared in accordance with the same accounting and measurement principles as those applied in the consolidated financial statements as per December 31, 2003, outlined in detail in the notes to those financial statements. For further information, refer to the Company’s Annual Report on Form 20-F for 2003 filed with the SEC.

CONDENSED NOTES TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS — UNAUDITED

Scope of Consolidation The following table summarizes the change in the number of companies included in the consolidated financial statements:

Number of companies consolidated in the financial statements

	German	Foreign	Total
31/12/2003	21	75	96
Additions	—	—	—
Abgänge	3	—	3
30/06/2004	18	75	93
Additions	—	2	2
Disposals	1	—	1
09/30/2004	17	77	94

     As of September 30, five companies, in which SAP directly holds between 20% and 50% of the voting rights or has the ability to exercise significant influence over the operating and financial policies (“associated companies”), are accounted for using the equity method.

     The impact of changes in the scope of companies included in the consolidated financial statements has an immaterial effect on the comparability of the consolidated financial statements presented.

Stock-based compensation SFAS 123 requires disclosure of pro-forma information regarding net income and earnings per share as if the Company had accounted for its stock-based awards granted to employees using the fair value method. The fair value of the Company’s stock-based awards was estimated as of the date of grant using the Black-Scholes option-pricing model.

     The fair value of the Company’s stock-based awards granted in the first quarter of 2004 under SAP SOP 2002 amounts to €43.61 per option and was calculated using the following assumptions:

Expected life (in years)	2,5
Risk free interest rate	2.65%
Expected volatility	56.7%
Expected dividends	0.45%

     The following table illustrates the effect on net income if the fair-value-based method had been applied to all granted awards in each period.

Net income
in € millions

	Q3		01/01/-		Q3	01/01/-
	2004		09/30/2004		2003	09/30/2003
As reported	291		769		252	657

Add/Minus: Expense for stock-based compensation, net of tax according to APB 254)	4		19		2	29

Minus: Expense for stock-based compensation, net of tax according to FAS 123	48	5)	146	5)	51	144

Pro-forma	247		642		203	542

Earnings per share
in €

	Q3	01/01/-	Q3	01/01/-
	2004	09/30/2004	2003	09/30/2003
Basic — as reported	0.94	2.47	0.81	2.11
Diluted — as reported	0.94	2.46	0.81	2.11
Basic— pro-forma	0.79	2.06	0.65	1.74
Diluted — pro-forma	0.79	2.06	0.65	1.74

     Convertible bonds and stock options granted to employees under SAP’s stock-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. The number of outstanding awards as of September 30, 2004 amounts to approximately 15 million. For further information to our stock-based compensation plans we refer to our annual report 2003 on Form 20-F filed with the SEC.

Subscribed Capital At September 30, 2004, SAP AG had 315,980,197 no-par ordinary shares issued with a calculated nominal value of €1 per share.

     In the first nine months of the year the number of ordinary shares increased by 566,644 (Q3: 21,660), representing €566,644 (Q3: €21,660) resulting from the exercise of awards granted under certain stock-based compensation programs.

4)	Expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions are not included.

5)	This amount includes expenses resulting from the redemption of SAP SI’s convertible bonds within SAP’s take-over bid which normally would have been recorded at a later point in time.

INTERIM FINANCIAL STATEMENTS

Treasury Stock As of September 30, 2004, SAP had acquired 5,378 thousand of its own shares, representing €5,378 thousand or 1.7% of capital stock. In the first nine months of the year 2004 1,236 thousand (Q3: 783 thousand) shares were acquired under the buy-back program at an average price of approximately €125.79 (Q3: €124.41) per share, representing €1,236 thousand (Q3: €783 thousand) or 0.4% (Q3: 0.2%) of capital stock. Although treasury stock is legally considered to be outstanding, SAP has no dividend or voting rights associated with treasury stock.

     Included in the above acquisitions are 151 thousand (Q3: 36.6 thousand) of its own ordinary shares, representing €151 thousand (Q3: €36.6 thousand) or 0.05% (Q3: 0.01%) of capital stock at an average market price of €129.30 (Q3: €125.83) per share in conjunction with employee discounted stock purchase programs. Such shares were transferred to employees during the year at an average price of €87.59 (Q3: €90.64) per share.

     In the first nine months of the year certain of SAP AG’s North American subsidiaries purchased an additional 233 thousand (Q3: 72 thousand) ADRs at an average price of $39.84 per ADR (Q3: $37.95). Each ADR represents one-fourth of an ordinary share. Such ADRs were distributed to employees at an average price of $34.06 (Q3: $32.83) per ADR by an administrator. The Company held no ADRs at September 30, 2004.

Segment Information Effective January 1, 2004 all cross-charging within SAP (intra-company and inter-company) was changed from an average market rate to a fully loaded cost rate. The objective of this new methodology is to enhance the utilization of SAP’s internal resources. The adoption of this new methodology resulted in lower internal revenues and costs. Simultaneously, the reporting of internal revenues was adjusted. Revenues related to transactions with other parts of the Company are no longer reported as internal revenues, but rather as a reduction of costs. In addition, the calculation of the segment contribution was changed. Acquisition related charges are not part of segment costs but are shown separately. The Company’s segment disclosure for 2003 was revised to conform to the current period presentation.

The segment information for the periods presented are as follows:

Q3 2004
in € millions

	Product	Consulting	Training	Total
External revenue	1,228	472	75	1,775
Segment expenses	-481	-365	-51	-897
Segment contribution	747	107	24	878
Segment profitability	60.8%	22.7%	32.0%

Q3 2003
in € millions

	Product	Consulting	Training	Total
External revenue	1,117	460	75	1,652
Segment expenses	-443	-354	-52	-849
Segment contribution	674	106	23	803
Segment profitability	60.3%	23.0%	30.7%

01/01/-09/30/2004
in € millions

	Product	Consulting	Training	Total
External revenue	3,513	1,371	226	5,110
Segment expenses	-1,476	-1,062	-152	-2,690
Segment contribution	2,037	309	74	2.420
Segment profitability	58.0%	22.5%	32.7%

01/01/-09/30/2003
in € millions

	Product	Consulting	Training	Total
External revenue	3,175	1.383	235	4,793
Segment expenses	-1,307	-1,081	-169	-2,557
Segment contribution	1,868	302	66	2,236
Segment profitability	58.8%	21.8%	28.1%

     The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the consolidated statements of income:

in € millions

	Q3	01/01/-	Q3	01/01/-
	2004	09/30/2004	2003	09/30/2003
Total revenue for reportable segments	1,775	5,110	1,652	4,793
Other external revenues	1	3	0	17

	1,776	5,113	1,652	4,810

     The following table presents a reconciliation of total segment contribution to income before income taxes as reported in the consolidated statements of income:

in € millions

	Q3	01/01/-	Q3	01/01/-
	2004	09/30/2004	2003	09/30/2003
Total contribution for reportable segments	878	2,420	803	2.236
Contribution from activities outside the reportable segments	-403	-1,185	-381	-1,121
Stock-based compensation expenses	-6	-29	-4	-46
Acquisitions related charges	-8	-21	-6	-18
Other differences	0	0	1	0
Operating income	461	1,185	413	1,051
Other non-operating income/expenses, net	5	-1	0	12
Finance income, net	-1	36	12	20
Income before income taxes	465	1,220	425	1,083

Geographic Information The following tables present a summary of operations by geographic region. The amounts for sales by destination are based on consolidated data which reconciles to the Consolidated Statements of Income. Income before income taxes is based on unconsolidated data.

Income before income taxes
in € millions

	Q3	01/01/-	Q3	01/01/-
	2004	09/30/2004	2003	09/30/2003
Germany	262	1,022	211	989
Rest of EMEA6)	63	184	55	172
Total EMEA	325	1,206	266	1,161
United States	80	174	60	107
Rest of America	2	-2	10	20
Total America	82	172	70	127
Japan	9	18	14	33
Rest of Asia-Pacific	22	55	12	22
Total Asia-Pacific	31	73	26	55

	438	1,451	362	1,343

Sales by destination
in Mio. €

	Q3	01/01/-	Q3	01/01/-
	2004	09/30/2004	2003	09/30/2003
Germany	418	1,191	365	1,120
Rest of EMEA6)	550	1,642	490	1,531
Total EMEA	968	2,833	855	2,651
United States	478	1,343	466	1,238
Rest of America	119	332	125	327
Total America	597	1,675	591	1,565
Japan	88	271	110	321
Rest of Asia-Pacific	123	334	96	282
Total Asia-Pacific	211	605	206	594

	1,776	5,113	1,652	4,810

Employees by region
in full time equivalents

	09/30/2004	09/30/2003
Germany	13,352	12,757
Rest of EMEA6)	7,056	6,748
Total EMEA	20,408	19,505
United States	5,029	4,597
Rest of America	1,523	1,445
Total America	6,552	6,042
Japan	1,366	1,339
Rest of Asia-Pacific	3,256	2,279
Total Asia-Pacific	4,622	3,618

	31,582	29,165

     For an allocation of employees in business areas, please refer to page 7 of this document.

Other Segment Information

Nine months software revenue by solution SAP group7)
in € millions | unaudited

	Q3	Q2	Q1
	2004	2004	2004
ERP	206	205	156
SCM	96	107	81
CRM	104	110	71
SRM	33	27	24
PLM	40	29	31
Other	12	19	7

Total Software Revenue	491	497	370

6)	Europe/Middle East/Africa

7)	These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys provided by SAP’s customers. Beginning in 2004, the Company changed its usage surveys for determining software revenues by solution. The usage surveys no longer include certain technology components, including BI and Portals since all technology components are now integrated with SAP NetWeaver. No prior comparable figures are available using the new method. For prior years’ information under the old method, please refer to SAP’s annual report on Form 20-F.

ADDITIONAL INFORMATION

ADDITIONAL INFORMATION

FINANCIAL CALENDAR

2005
January 26
Preliminary figures for fiscal year 2004
press and analyst conference

April 21
Preliminary figures for Q1 2005

ADRESSES

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Telephone	+49 / 6227 / 7-47474
Telefax	+49 / 6227 / 7-57575
Internet	www.sap.com
E-Mail	info@sap.com

All international subsidiaries and sales partners are listed at www.sap.com under “Contact us”.

INFORMATION ABOUT CONTENT: Investor Relations:
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